News

	Trizec Properties Investor Contact:	Trizec Properties Media Contact:	Trizec Canada:
	Dennis Fabro, Senior Vice President or	Paige Steers, Director, Public Relations	(416) 682-8600, (877) 239-7200
	Andrew Joa, Director, Investor Relations	(312) 798-6118
(312) 798-6290 or (312) 798-6295
Trizec Properties, Inc. Completes Acquisition by
Brookfield Properties and Blackstone Group
and Trizec Canada Inc. Completes
Acquisition by Brookfield Properties
     CHICAGO and TORONTO (Oct. 5, 2006) — Trizec Properties, Inc. (NYSE: TRZ) and Trizec Canada Inc. (TSX: TZC) today announced that they have completed the acquisition of both companies by Brookfield Properties Corporation in a transaction valued at approximately US $9 billion. Brookfield is joined in the acquisition by The Blackstone Group.
     In connection with the merger, Brookfield Properties and its joint venture partner The Blackstone Group have acquired 48 office properties comprising approximately 26 million square feet of office space located in Houston, Los Angeles, New York, San Diego and Washington, D.C. The joint venture transaction is valued at approximately $7.2 billion. Additionally, Trizec Properties recently completed the sale of 13 office properties and certain other assets totaling approximately 13.3 million square feet, located in Atlanta, Charlotte, Chicago, Dallas, and Minneapolis, as well as its joint venture interests, to affiliates of Blackstone and third parties for an aggregate cash consideration of approximately $1.8 billion.
     Pursuant to the merger with an affiliate of Brookfield Properties in the U.S., holders of Trizec Properties common stock will receive US $29.0209 per share in cash, which includes an amount equal to the pro rata portion of the regular fourth quarter dividend payable on Trizec Properties common stock. Pursuant to the arrangement with an affiliate of Brookfield Properties in Canada, holders of Trizec Canada shares will receive US $30.9809 per share outstanding immediately prior to the arrangement, in cash, which includes an amount representing any remaining pro rata dividends.
     As a result of the completion of the arrangement, Trizec Canada has become a wholly owned indirect subsidiary of Brookfield Properties. Trizec Properties and Trizec Canada have applied to delist their shares from the New York Stock Exchange and the Toronto Stock Exchange respectively.

Trizec Properties, Inc.	Tel: (312) 798-6000	Trizec Canada Inc.	Tel: (416) 682-8600
10 S. Riverside Plaza, Suite 1100	Fax: (312) 466-0185	BCE Place, 181 Bay Street, Suite 3820	Fax: (416) 364-5491
Chicago, Illinois 60606	www.trz.com	Toronto, Ontario M5J 2T3	www.trizeccanada.com

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     “It is rewarding to see the stockholders of both companies receive the full value these companies successfully created,” said Peter Munk, chairman of both Trizec Properties and Trizec Canada. “I am quite proud of the executive teams of both organizations as they have created high-performing companies that together have concluded one of the largest REIT acquisitions in the history of the industry.”
     Tim Callahan, Trizec Properties’ president & chief executive officer commented, “The completion of our company merger crystallizes our goal to maximize the value of the company to the benefit of our stockholders. This achievement would not have been possible if not for the dedication of our employees around the nation. While the closing of our merger brings Trizec to an end, it also marks a new beginning for many of our employees and customers under the Brookfield and Blackstone banners. I wish both companies much success in the future.”
     Morgan Stanley and JPMorgan acted as financial advisors to Trizec Properties. JPMorgan also provided a fairness opinion for Trizec Properties. Hogan & Hartson LLP acted as legal advisor to Trizec Properties. RBC Capital Markets acted as financial advisor to and provided a fairness opinion for Trizec Canada and Davies Ward Phillips & Vineberg LLP acted as its legal advisor.
About Trizec Properties and Trizec Canada
     Trizec Properties, a real estate investment trust (REIT) headquartered in Chicago, was one of the largest owners and operators of commercial office properties in the United States. Trizec Properties had ownership interests in and managed a high-quality portfolio of 61 office properties totaling approximately 40 million square feet concentrated in the metropolitan areas of seven major U.S. markets. Trizec Properties traded on the New York Stock Exchange under the symbol TRZ.
     Trizec Canada was a Canadian public company and a mutual fund corporation under Canadian tax rules. The Company was primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT) that was one of North America’s largest owners of commercial office properties.
About Brookfield Properties
     Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of 107 properties totaling 74 million square feet in the downtown cores of Houston, New York, Boston, Los Angeles, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City, BCE Place in Toronto, Bank of America in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 10 million square feet of high-quality, centrally located development properties. The company trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
About The Blackstone Group
     The Blackstone Group, a global private investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Mumbai and Paris, was founded in 1985. Blackstone’s real estate group has raised approximately $13 billion for real estate investing and has a

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long track record of investing in office buildings, hotels and other commercial properties. In addition to Real Estate, The Blackstone Group’s core businesses include Private Equity, Corporate Debt Investing, Marketable Alternative Asset Management, Mergers and Acquisitions Advisory, and Restructuring and Reorganization Advisory. Information relating to The Blackstone Group can be accessed on the Internet at http://www.blackstone.com.
Safe Harbor Statement
This release contains forward-looking statements, within the meaning of Canadian provincial and U.S. federal securities laws, relating to Trizec Properties’ and Trizec Canada’s businesses and financial outlook which are based on Trizec Properties’ and Trizec Canada’s, as applicable, current expectations, beliefs, projections, forecasts, future plans and strategies, and anticipated events or trends. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. Trizec Properties and Trizec Canada intend these forward-looking statements, which are not guarantees of future performance and financial condition, to be covered by the safe harbor provisions for forward-looking statements contained in the federal securities laws. Forward-looking statements are not historical facts. Instead, such statements reflect estimates and assumptions and are subject to certain risks and uncertainties that are difficult to predict or anticipate. Therefore, actual outcomes and results may differ materially from those projected or anticipated in these forward-looking statements. You should not place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, the risks described under “Item 1A. Risk Factors” in Trizec Properties’ 2005 Form 10-K, filed with the Securities and Exchange Commission on March 14, 2006, and Trizec Canada’s 2005 Annual Information Form filed with Canadian Securities Regulators on March 16, 2006. These factors include, without limitation, the following: changes in national and local economic conditions, including those economic conditions in Trizec Properties’ seven core markets; the extent, duration and strength of any economic recovery; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any tenant bankruptcies and insolvencies; Trizec Properties’ ability to sell Trizec Properties’ non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in Trizec Properties’ core markets; Trizec Properties’ ability to integrate and realize the full benefits from Trizec Properties’ acquisitions, including the Arden office portfolio; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; Canadian tax laws that affect the treatment of investments in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing; the effect of any impairment charges associated with changes in market conditions; the sale or other disposition of shares of Trizec Properties’ common stock owned by Trizec Canada; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission and Trizec Canada’s filings with Canadian Securities Regulators.
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